# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Asset Management Ltd., CIK 0001937926
CUSIP: 113004105
Title of class of securities: Class A Limited Voting Shares
Address of issuer's principal executive offices: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York (NY), 10281-0221
Date of event which requires filing of this statement: 05/14/2025
Amends the filing with accession number 0001104659-25-009798
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363 9491

## Reporting persons
- Brookfield Corporation (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,193,021,145; sole dispositive power 0; shared dispositive power 1,193,021,145; aggregate amount beneficially owned 1,193,021,145 (72.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amount consists of Class A Limited Voting Shares ("Class A Shares") of Brookfield Asset Management Ltd. (the "Issuer") held by Brookfield Corporation ("BN") through its wholly owned subsidiaries, BN BAM Holding Inc., BN BAM Holding 2 Inc., BN BAM Holding 3 Inc., BN BAM Holding 4 Inc., BN BAM Holding 5 Inc., BN BAM Holding 6 Inc., BN BAM SPV Finance Inc. and Brookfield Renewable Power Inc. and includes Class A Shares to be held by Brookfield Wealth Solutions Ltd. ("BNT") , a paired corporation to BN, or its subsidiaries, and to be subject to the voting agreement described in Item 4.
  In reference to Row 13 above, percentage ownership is based on 1,637,318,933 Class A Shares outstanding as of April 30, 2025.
- BAM Partners Trust (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,193,021,145; sole dispositive power 0; shared dispositive power 1,193,021,145; aggregate amount beneficially owned 1,193,021,145 (72.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amount consists of Class A Shares beneficially owned by BN (including certain of its subsidiaries) and BNT or its subsidiaries. BAM Partners Trust ("BAM Partners") may be deemed to have indirect beneficial ownership of the Class A Shares since BAM Partners is the sole owner of the Class B limited voting shares of BN and has the ability to appoint one half of the board of directors of BN and approve, along with the holders of Class A Shares, all other matters requiring shareholder approval of BN with no single individual or entity controlling BAM Partners.
  In reference to Row 13 above, percentage ownership is based on 1,637,318,933 Class A Shares outstanding as of April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Limited Voting Shares
Name of issuer: Brookfield Asset Management Ltd.
Address of issuer's principal executive offices: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York (NY), 10281-0221
Comment:
EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed on February 5, 2025 (the "Schedule 13D") to reflect the transactions described in Item 4 of this Amendment No. 1. Information and defined terms reported in the original Schedule 13D remain in effect except to the extent amended or superseded by information or defined terms contained in this Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

On May 14, 2025, BN and BNT, a paired entity to BN, entered into a share transfer agreement (the "Share Transfer Agreement"), pursuant to which BN will transfer 65,000,000 Class A Shares of the Issuer to BNT. BN will receive consideration, in the form of class C non-voting shares of BNT or notes, or a combination thereof, which is equal to US$3,327,727,000, the fair market value of the transferred Class A Shares (the "Class A Share Transfer"). BNT may subsequently transfer such Class A Shares to its subsidiaries.

After giving effect to the Class A Share Transfer, BNT will own 65,000,000 Class A Shares, all of which will be subject to a voting agreement to be entered into between BN and BNT dated as of the date of the closing of the Class A Share Transfer (the "Voting Agreement"), whereby BN and BNT will agree that all decisions to be made with respect to the voting of the Class A Shares held by BNT and its subsidiaries will be made jointly by mutual agreement of BNT and/or the applicable BNT subsidiary and BN.

The foregoing descriptions of the Share Transfer Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Share Transfer Agreement and the form of Voting Agreement are attached as Exhibit 99.4 and Exhibit 99.5, respectively, to this Amendment No. 1 and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Shares held by the Reporting Persons to which this Schedule 13D relates is 1,193,021,145 Class A Shares (which includes the 65,000,000 Class A Shares to be transferred to BNT and subject to the Voting Agreement), constituting approximately 72.9% of the Issuer's currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 1,637,318,933 outstanding as of April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of Schedule 13D is hereby amended and restated as follows: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated as follows:

(c) Except as described herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

99.4 Share Transfer Agreement between Brookfield Corporation and Brookfield Wealth Solutions Ltd., dated as of May 14, 2025.

99.5 Form of Voting Agreement between Brookfield Corporation and Brookfield Wealth Solutions Ltd.

## Signatures
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (05/16/2025)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (05/16/2025)